Exhibit 12

SurModics, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended June 30,	Fiscal Year Ended September 30,
	2015	2014	2013	2012	2011	2010
Earnings
Pre-tax income from continuing operations	$15,469,118	$18,471,862	$20,359,694	$16,305,540	$16,528,559	$6,627,208
Add:
Fixed charges (build up below)	31,203	38,189	19,257	19,797	62,402	70,424
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
Subtract:
Interest capitalized	—	—	—	—	—	—
Preference security dividend requirement	—	—	—	—	—	—
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Total Earnings Available for Fixed Charges	$15,500,321	$18,510,051	$20,378,951	$16,325,337	$16,590,961	$6,697,632

Fixed charges
Interest expensed and capitalized	$—	$—	$—	$—	$—	$—
Amortized premiums, discounts and capitalized expenses related to indebtedness	13,366	16,337	—	—	—	—
Estimate of interest within rental expense(a)	17,837	21,852	19,257	19,797	62,402	70,424
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

Total Fixed Charges	$31,203	$38,189	$19,257	$19,767	$62,402	$70,424

Ratio of earnings to fixed charges(b)	496.77x	484.70x	1058.24x	824.65x	265.87x	95.10x

(a)	Includes that portion of rental expense that management believes is representative of the interest component.
(b)	We had no preferred stock outstanding during the periods presented and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is equal to the ratio of earnings to fixed charges and is not disclosed separately.